UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-18051

Denny’s Corporation
(Exact name of registrant as specified in its charter)

203 East Main Street Spartanburg, South Carolina 29319-0001 (864) 597-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Explanatory Note: The purpose of this Amendment No. 1 is to clarify that Denny's Corporation’s duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), remains with respect to its common shares, $0.01 par value per share, and that its common shares remain registered pursuant to Section 12(b) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Denny’s Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2009	By:	/s/ F. Mark Wolfinger
F. Mark Wolfinger
Executive Vice President, Chief Administrative Officer and Chief Financial Officer